02038288

P.E.
6-7-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report June 7, 2002

NOVATEL INC.

Commission File No. 0-29004

1120 – 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

This Report Consists of 8 Sequentially Numbered Pages
Exhibit Index Appears on Page 4

On June 3, 2002, Deloitte & Touche LLP announced that they had completed the transaction that will enable the partners and staff of Arthur Andersen LLP Canada to join Deloitte & Touche LLP. In connection therewith, Arthur Andersen LLP, NovAtel Inc.'s (the "Company") current independent auditor, has informed the Company that it will resign as the Company's independent auditor effective June 3, 2002. The statement of circumstances from Arthur Andersen LLP to the Company is attached as an exhibit to this report on Form 6-K. A resolution is being put to the Company's shareholders at the 2002 Annual Shareholders Meeting, to be held on July 16, 2002, that Deloitte & Touche LLP be appointed as the Company's independent auditors for the fiscal year ending December 31, 2002.

Arthur Andersen LLP's reports on the Company's consolidated financial statements for each of the fiscal years ended December 31, 2001 and 2000 were unqualified. During the fiscal years ended December 31, 2001 and 2000 and the subsequent interim period through the date hereof, the Company has had no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make reference to the subject matter in connection with its report on the Company's consolidated financial statements, and during that period, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: June 7, 2002

By: ______________________

Name: Werner Gartner

Title: Executive Vice President and Chief Financial Officer

SF3-115204.1

EXHIBIT INDEX

SF3-115204.1

EXHIBIT 1

ANDERSEN

Mr. Werner Gartner
Executive Vice President and Chief Financial Officer
NovAtel Inc.
1120 – 68th Avenue N.E.
Calgary AB T2E 8S5

Arthur Andersen LLP

Suite 2100
355 4th Avenue SW
Calgary AB T2P 0J1

Tel 403 298 5900
Fax 403 298 5990

www.andersen.com

June 3, 2002

Dear Werner,

Effective June 3, 2002, Arthur Andersen LLP ("Andersen") and Deloitte & Touche LLP entered into an agreement whereby the partners and staff of Andersen in Canada joined Deloitte & Touche LLP. As a result, Andersen is no longer able to fulfill its responsibilities as auditors of NovAtel Inc. Accordingly, please accept this letter of resignation of Arthur Andersen LLP as auditors of NovAtel Inc. effective immediately.

In order for the former team of Andersen partners and staff to continue to serve you, the Board of Directors of NovAtel Inc. will be required to appoint Deloitte & Touche LLP as auditors of NovAtel Inc. until the next Annual General Meeting of the Shareholders.

If you have any questions please do not hesitate to contact us.

Yours truly,

ARTHUR ANDERSEN LLP

By: [signature]

Bryan D. Pinney

J:\AUDIT\N\NOV111\2002\Letters\D&T notice MH.doc

EXHIBIT 2

FOR IMMEDIATE RELEASE

CONTACT: Werner Gartner (403) 295-4550
Sonia Ross (403) 295-4532

DELOITTE & TOUCHE LLP TO REPLACE ARTHUR ANDERSEN LLP CANADA AS NOVATEL'S AUDITORS

(Calgary, Alberta, Canada, June 7, 2002) – NovAtel Inc. announced today that as part of the recently completed transaction between Arthur Andersen LLP Canada and Deloitte & Touche LLP, Arthur Andersen LLP is resigning as NovAtel's independent auditor effective June 3, 2002. NovAtel intends to appoint Deloitte & Touche LLP as its independent auditor for the fiscal year ending December 31, 2002, subject to approval by NovAtel's shareholders at the 2002 Annual Shareholders Meeting to be held July 16, 2002.

NovAtel Inc. designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System (GPS) and is the principal supplier of reference receivers to WAAS ground networks around the world. NovAtel's GPS products are used principally for applications in precision markets such as the surveying, geographic information systems, aviation, marine, mining and machine control, agriculture and precise timing markets. For further information please visit our website at http://www.novatel.com.

Certain statements in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, and the impact of industry consolidations, together with the other risks and uncertainties described in public filings.